SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For November 30, 2005
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ___
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ___
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-129962) ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:
1) ING Groep N.V. June 30, 2005 interim financial statements and ratio of earnings to fixed charges for the nine months ended September 30, 2005

ING GROEP N.V. JUNE 30, 2005 INTERIM FINANCIAL STATEMENTS AND RATIO OF EARNINGS TO FIXED CHARGES FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
This document includes previously published financial information of ING Groep N.V. (“ING Group”) for the six months ended June 30, 2005 and in relation to the transition to International Financial Reporting Standards (“IFRS”) and sets forth ING Group’s ratio of earning to fixed charges for the nine months ended September 30, 2005.
Ratio of earnings to fixed charges for the nine months ended September 30, 2005
The following table shows our ratio of earnings to fixed charges, computed in accordance with IFRS, for the nine months ended September 30, 2005.

September 30,
2005
Total interest expense from the banking operations	26,677
Other interest expenses	763
Interest credited on investment contracts and universal life-type contracts	3,448

Total interest expense	30,888
Dividend preference shares	14

Total charges inclusive dividend preference shares	30,902

Pre tax profit	6,735
Total interest expense	30,888
Losses from investments accounted under the equity method	(7)

Total	37,616

Earnings to fixed charges including interest on deposits	1.22
Earnings to combined fixed charges and preferred stock including interest on deposits	1.22
ING Groep N.V. June 30, 2005 interim financial statements
This document should be read together with ING Group’s six-month results for 2005 which were filed with the SEC on Form 6-K on August 12, 2005 (the “Six Months 6-K”) and on September 23, 2005 (the “Six Month US GAAP 6-K”) and the document entitled “2004 Comparative IFRS figures” which was filed with the SEC on September 14, 2005 (the “IFRS 6-K”).
This document does not update or restate any of the information contained in the Six Month 6-K, the Six Month US GAAP 6-K and the IFRS 6-K. This document includes certain additional information in order to comply with the requirements of SEC Release 33-8567 relating to the presentation of interim period financial statements by foreign private issuers adopting IFRS in 2005. The SEC Release provides four options for foreign private issuers that are first-time adopters of IFRS and are required to provide interim financial statements in Securities Act or Exchange Act documents after nine months from the previous financial year end. ING Group is using the US GAAP condensed financial information option. This option allows foreign companies to use condensed financial information prepared in accordance with US generally accepted accounting principles (“US GAAP”) to bridge the gap in interim financial information between previous GAAP (Dutch GAAP in the case of ING Group) and IFRS.
This document contains the following additional information:
1.	Additional disclosures regarding the transition to IFRS, as required by IAS 34 “Interim Financial Reporting” as amended by IFRS 1 “First time adoption of IFRS”.

2.	Additional disclosures required under the SEC Release:
•	Reconciliation from “IFRS as adopted by the EU” to “IFRS as published by the IASB”.

•	Condensed US GAAP financial information providing a level of detail consistent with that required by Article 10 of regulation S-X for interim financial statements.
Unless indicated otherwise, all amounts in this document are in EUR millions and are unaudited. As permitted under IFRS, all 2004 IFRS amounts exclude the application of IAS 32 (Financial instruments: disclosure and presentation), IAS 39 (Financial instruments: recognition and measurement) and IFRS 4 (Insurance contracts).

1 CONDENSED CONSOLIDATED BALANCE SHEET
amounts in millions of euros

	June 30,	December 31,
	2005	2004
ASSETS
Cash and balances with central banks	11,414	9,113
Amounts due from banks	56,828	45,084
Financial assets at fair value through profit and loss	227,188	158,458
Investments	312,763	276,331
Loans and advances to customers	435,769	330,457
Reinsurance contracts	7,764	6,744
Property and equipment	5,695	5,784
Other assets	49,664	44,461

Total assets	1,107,085	876,432

EQUITY
Capital and reserves	35,310	24,065
Third-party interests	1,665	3,481

Group equity	36,975	27,546

LIABILITIES
Preference shares	296	—
Subordinated loans	4,895	4,109
Insurance and investment contracts	247,625	216,851
Amounts due to banks	129,269	95,878
Customer deposits and other funds on deposit	445,664	349,262
Debt securities in issue/other borrowed funds	106,997	102,724
Financial liabilities at fair value through profit and loss	93,657	53,949
Other liabilities	41,707	26,113

Total liabilities	1,070,110	848,886

Total liabilities and equity	1,107,085	876,432

2 CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT
amounts in millions of euros

	Six months	Six months ended
	ended June 30, 2005	June 30, 2004
INCOME
Premium income	22,624	21,894
Investment income	5,553	4,759
Interest result banking operations	4,255	4,372
Commission income	1,758	1,939
Other income	923	934

Total income	35,113	33,898

EXPENSES
Underwriting expenditure	23,329	22,866
Other interest expenses	480	473
Operating expenses	6,874	6,536
Impairments/additions to the provision for loan losses	48	289

Total expenditure	30,731	30,164

Profit before tax	4,382	3,734

Taxation	766	962
Third-party interests	124	143

Net profit	3,492	2,629	(1)

Net profit per share (amounts in euros)

Net Profit per share attributable to equity holders of the Group	1.61	1.26
Diluted profit per share	1.61	1.26
Dividend	0.54	0.49
(1)	In line with the presentation of the six-months US GAAP 6-K, net profit for the period ended June 30, 2004 has been reduced by EUR 164 million to reflect the impact of the study of the mortality experience of ING’s individual reinsurance business in the United States confirmed after the finalization of the Dutch GAAP interim financial statements for the six months ended June 30, 2004. For the purpose of this Form 6-K, ING has recognized this charge in the second quarter of 2004.

3 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
amounts in millions of euros

	June 30,	June 30,
	2005	2004
Net cash flow from operating activities	17,911	43,562
Investments and advances:
- associates	(216)
- available-for-sale investments	(125,605)
- held-to-maturity investments	(1,029)
- investment property	(107)
- property and equipment	(335)
- assets subject to operating leases	(520)
- investments for the risk of policyholders	(19,677)
- other investments	(1)
Disposals and redemptions:
- associates	1,191
- available-for-sale investments	98,699
- held-to-maturity investments	183
- investment property	181
- property and equipment	335
- assets subject to operating leases	180
- investments for the risk of policyholders	15,510
- other investments	3

Net cash flow from investing activities	(31,208)	(44,109)

Proceeds from issuance of subordinated loans	500
Repayments of subordinated loans	(207)
Proceeds from borrowed funds and debt securities	9,364
Repayment of borrowed funds and debt securities	(10,703)
Deposits by reinsurers	200
Issuance of ordinary shares	111
Dividends paid	(1,275)

Net cash flow from financing activities	(2,010)	(966)

Net cash flow	(15,307)	(1,513)

Cash and cash equivalents at beginning of the period	12,257	7,338
Effect of exchange-rate changes on cash and cash equivalents	349	107

Cash and cash equivalents at end of the period	(2,701)	5,932

Cash and cash equivalents comprises the following items:
Treasury bills and other eligible bills	14,133	10,613
Loans and advances to banks	(28,248)	(15,568)
Cash and balances with central banks	11,414	10,887

Cash and cash equivalents at end of the period, net	(2,701)	5,932

4 CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN CAPITAL AND RESERVES
amounts in millions of euros

	June 30,	December 31,	June 30,
	2005	2004	2004
Opening balance	24,065	19,340	19,340

Impact of IAS 32/39 and IFRS 4 adoption	4,221

Unrealised revaluations after taxation	3,457	1,003	402
Transfer to insurance liabilities	(833)
Realised revaluations released to profit and loss account	(276)	(644)	(47)
Change in cash flow/net investment hedge reserve	767
Exchange differences	1,613	(966)	(37)

Net profit for the period	3,492	5,756	2,629
Profit appropriation
Dividend	(1,275)	(2,093)	(1,044)

Issue of shares		1,694	784
Purchases/sales of treasury shares		(25)
Other	79		(48)

Total changes for the period	11,245	4,725	2,639

Closing balance	35,310	24,065	21,979

5 NOTES
5.1 BASIS OF PRESENTATION
ING Group applies International Financial Reporting Standards as endorsed by the European Union (“EU”). IFRS as endorsed by the EU differs from full IFRS as promulgated by the International Accounting Standards Board (“IASB”) only in respect of IAS 39 (Financial instruments) as it eliminates certain restrictions concerning hedge accounting for portfolio hedges of core deposits.
Application of IFRS as endorsed by the EU is optional for ING Group. ING Group has adopted IFRS as endorsed by the EU as its accounting framework because it believes (together with several other European banks) that it enables a better reflection of the way in which European banks undertake asset/liability management, particularly in a fixed interest rate environment.
These interim financial statements are prepared in accordance with IAS 34 “Interim Financial Reporting”.
5.2 CHANGES IN ACCOUNTING PRINCIPLES
ING Group adopted IFRS as endorsed by the EU (“IFRS”) as of 2005. The 2004 comparatives have been restated to comply with IFRS. However, as permitted by IFRS 1, ING Group has not restated the 2004 comparatives for the impact of IAS 32, IAS 39 and IFRS 4. Accordingly, comparative information with respect to financial instruments and insurance contracts is prepared under ING Group’s previous accounting polices (Dutch GAAP). The effects of implementing IFRS are set out below under “Impact of changes in accounting principles on net profit and equity”.
ING Group has implemented IFRS retrospectively, using the following transitional provisions:
•	Goodwill is only capitalised on acquisitions after 1 January 2004. Accounting for acquisitions before that date has not been restated; goodwill on those acquisitions was charged directly to shareholders’ equity.

•	Hedge accounting is applied to all hedge relationships that were accounted for as a hedge under Dutch GAAP and meet the IAS 39 criteria for hedge accounting as of 1 January 2005.

•	Unrecognised actuarial losses on employee benefit plans were recognised directly in equity at 1 January 2004.

•	The cumulative translation differences reserve in equity was reset to nil at 1 January 2004.

•	IFRS 2 (share based payments) is applied for unvested awards that were issued after 7 November 2002.
IFRS provides several options in accounting principles. ING Group’s accounting principles under IFRS and its decision on the options available are set out in the section “Principles of valuation and determination of results” below.
IMPACT OF CHANGES IN ACCOUNTING PRINCIPLES ON NET PROFIT AND EQUITY
The impact of implementing IFRS on net profit and equity is summarised as follows:
IMPACT OF CHANGES IN ACCOUNTING PRINCIPLES — NET PROFIT

	December 31,	June 30,
Amounts in millions of euros	2004	2004
Amounts in accordance with Dutch GAAP	5,968	2,679

Goodwill	25
Real estate	(407)	(162)
Employee benefits	107	55
Foreign currency translation	(20)	(2)
Dividend income on equity securities		41
Result on sale of consolidated subsidiaries	42
Other	(22)	(26)
Taxation	63	44

IFRS impact on net profit and shareholders’ equity	(212)	(50)
Third-party interests

IFRS impact on net profit and group equity	(212)	(50)

Amounts in accordance with IFRS	5,756	2,629

IMPACT OF CHANGES IN ACCOUNTING PRINCIPLES — CAPITAL AND RESERVES

Amounts in millions of euros	December 31, 2004	June 30, 2004	January 1, 2004
Amounts in accordance with Dutch GAAP	25,866	23,897	21,331

Goodwill	139	67
Real estate	(48)	(59)	(70)
Employee benefits	(2,991)	(3,082)	(3,116)
Leases	(37)	(37)	(37)
Dividend income on equity securities		41
Other	91	66	85
Taxation	1,045	1,086	1,147

Amounts in accordance with IFRS	24,065	21,979	19,340
EXPLANATION OF DIFFERENCES BETWEEN IFRS AND DUTCH GAAP
The explanation of differences in accounting principles between IFRS (applied as of 2005) and the accounting principles applied by ING Group in the 2004 annual accounts (Dutch GAAP) is presented below in two sections:
•	differences between Dutch GAAP and IFRS excluding IAS 32/39 and IFRS 4, which are implemented in the restated 2004 comparatives as of January 1, 2004;

•	differences due to the impact of IAS 32/39 and IFRS 4 which are implemented as of January 1, 2005.
DIFFERENCES BETWEEN DUTCH GAAP AND IFRS EXCLUDING IAS 32/39 AND IFRS 4
GOODWILL
Under Dutch GAAP, goodwill was charged to equity. Under IFRS, all goodwill arising after January 1, 2004 is capitalised and subject to an annual impairment review. Goodwill charged to equity prior to January 1, 2004 is not restated.
REAL ESTATE — INVESTMENT PROPERTY
Under IFRS, investment property is reported at fair value, with changes in fair value reported in the profit and loss account. Under Dutch GAAP, investment property was reported at fair value, with changes in fair value reported in a revaluation reserve in equity; at disposal, the accumulated revaluation was recognised in the profit and loss account under Dutch GAAP.
REAL ESTATE — PROPERTY IN OWN USE
Both under IFRS and Dutch GAAP, property in own use is reported at fair value, with changes in fair value reported in a revaluation reserve in equity. However, under IFRS a depreciation charge is recognised in the profit and loss account. At disposal, the accumulated revaluation was recognised in the profit and loss account under Dutch GAAP. Under IFRS, no result is recognised on disposal. Furthermore, under IFRS individually negative revaluation reserves on a property-by-property basis are charged to the profit and loss account; under Dutch GAAP negative revaluation reserves were offset against positive revaluation reserves.
EMPLOYEE BENEFITS
Accounting for pension liabilities under Dutch GAAP was similar to IFRS; however, at transition to IFRS all unrecognised actuarial gains and losses were charged to shareholders’ equity. Under IFRS additional provisions for certain employee benefits are required.
EMPLOYEE BENEFITS — SHARE BASED PAYMENTS
Under IFRS, the fair value of shares and options granted to employees is recognised in the profit and loss account over the vesting period of the award. Under Dutch GAAP the intrinsic value was recognised in the profit and loss account.
LEASES
Under Dutch GAAP, leases where ING is the lessor were presented as Lending. Under IFRS, these are presented as fixed assets, with depreciation recognised in the profit and loss account on a straight-line basis. Certain bonuses/discounts are amortised over the lease term under IFRS whilst under Dutch GAAP they were reported in income immediately.
FOREIGN CURRENCY TRANSLATION
Under Dutch GAAP, translation differences on insurance liabilities and related investments were recorded in equity. Under IFRS, both are recognised in the profit and loss account. Both under IFRS and Dutch GAAP translation differences on foreign operations are reported in a translation reserve in equity; however, at transition to IFRS the translation differences reserve was reset to nil.
RESULT ON SALE OF CONSOLIDATED SUBSIDIARIES

The result on sale under IFRS is different from Dutch GAAP as the book value at the time of disposal under IFRS differs from Dutch GAAP. This specifically relates to a negative revaluation on property in own use that under IFRS was charged to the profit and loss account in 2004, whereas it was included in the result on disposal under Dutch GAAP (also in 2004). There is no net effect on 2004 net income.
DIVIDEND INCOME ON EQUITY SECURITIES
Under Dutch GAAP, dividend income was accrued over the year whereas under IFRS dividend income is recognised when declared.
TAXATION
Deferred taxation was adjusted for the (deferred) tax effect of the above differences between Dutch GAAP and IFRS.
DIFFERENCES FROM IMPLEMENTING IAS 32/39 AND IFRS 4 AS OF 1 JANUARY 2005
AVAILABLE-FOR-SALE DEBT SECURITIES
Under IFRS, quoted debt securities (non-trading) other than those designated as being held-to-maturity are reported at fair value, with changes in fair value recognised in a revaluation reserve in equity; realised results are recognised directly in the profit and loss account. Under Dutch GAAP, debt securities were reported at amortised cost; realised results were deferred and amortised over the remaining term.
INSURANCE PROVISIONS
Under IFRS certain contracts that do not contain significant insurance risk are presented as investment contracts and measured either at amortised cost or at fair value. For insurance contracts with discretionary participation features, a deferred profit sharing liability is recorded under IFRS for the full amount of unrealised results on allocated investments. In addition, a deferred profit sharing liability is recorded for the policyholders’ share in other differences between Dutch GAAP and IFRS as at 1 January 2005.
Insurance liabilities are adjusted to compensate for the impact of the transition to IFRS on reserve inadequacy.
DERIVATIVES AND EMBEDDED DERIVATIVES
Under IFRS, all derivatives (including embedded derivatives that are not closely related to the host contract) are reported at fair value. Under Dutch GAAP, non-trading derivatives were valued similar to the item being hedged (mainly at cost).
HEDGE ACCOUNTING
Under IFRS, for derivatives qualifying as cash flow hedges and net investment hedges, the fair value movements are initially deferred in equity and subsequently released to the income statement in the same period in which the hedged item affects profit and loss. For fair value hedges, the valuation of the hedged item is adjusted to reflect the hedged risk; this fair value adjustment on the hedged item is reported in the profit and loss account and (partly) offsets the fair value impact on the derivative that is also reported in the profit and loss account. Under Dutch GAAP, non-trading derivatives used for risk management purposes were valued similar to the item being hedged (mainly at cost).
As an alternative for hedge accounting under IFRS, financial assets may be designated at fair value through profit or loss, which implies that these are presented at fair value, with all changes in fair value recognised directly in the profit and loss account.
LOANS
Under both Dutch GAAP and IFRS loans are measured at amortised cost. Under IFRS, certain fees/costs are capitalised and amortised whilst under Dutch GAAP they were expensed immediately (e.g. mortgage broker fees). The amortisation of premiums, discounts and fees under IFRS is based on effective yield whereas under Dutch GAAP these were amortised on a straight-line basis. Under IFRS, realised results are reported in net income. Under Dutch GAAP these were amortised over the remaining term (e.g. prepayment penalties on mortgages).
LOAN LOSS PROVISIONS
Under IFRS loan loss provisions are determined under a revised methodology based on a narrow interpretation of an incurred loss model. The application of the IFRS methodology has reduced the amount of the unallocated provision for loan losses that ING Group provided in prior years to adequately capture various subjective and judgemental aspects of credit risk assessment which were not considered on an individual basis.
EQUITY SECURITIES
Under Dutch GAAP, negative revaluations on equity securities were only charged to the income statement as impairment when triggered by the financial condition of the issuer. Under IFRS, impairment is also triggered by a prolonged decline of the market value below cost.
CLASSIFICATION OF EQUITY INSTRUMENTS
Under Dutch GAAP, preference shares and trust preferred securities were — in accordance with the legal form — classified as equity. Under IFRS, the conditions of ING Group’s preference shares and trust preferred securities require classification as liabilities.

VENTURE CAPITAL INVESTMENTS
Under Dutch GAAP, venture capital investments were reported at the lower of cost or fair value. Under IFRS, investments in which ING has no significant influence are reported at fair value with changes in fair value reported in a revaluation reserve in equity. Investments in which ING has significant influence are reported at fair value, with changes in fair value reported in the profit and loss account.
TAXATION
Deferred taxation was adjusted for the (deferred) tax effect of the above differences between Dutch GAAP and IFRS.

5.3 PRINCIPLES OF VALUATION AND DETERMINATION OF RESULTS
CONSOLIDATION
ING Group (“ING”, or “the Group”) comprises ING Groep N.V. (“the Company”), ING Verzekeringen N.V., ING Bank N.V. and all other subsidiaries. The consolidated financial statements of ING Group comprise all entities (including special purpose entities) where ING Group, and/or it subsidiaries, has, either directly or indirectly, the power to exercise control over the financial and operating policies. Control is presumed to exist when ING Group has, directly or indirectly through subsidiaries, more than one half of the voting power or otherwise exercises effective control.
All intercompany transactions, balances and unrealised surpluses and deficits on transactions between group companies have been eliminated. Where necessary, the accounting policies used by subsidiaries have been changed to ensure consistency with Group policies. In general, the reporting date of subsidiaries is the same as the reporting date of ING Groep N.V. There are no material restrictions on subsidiaries to transfer funds to the parent company.
ING Group’s interests in jointly controlled entities are accounted for by proportionate consolidation. ING Group proportionately consolidates its share of the joint ventures’ individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in ING Group’s financial statements. ING Group recognises the portion of gains or losses on the sale of assets to the joint venture that it is attributable to the other venturers. ING Group does not recognise its share of profits or losses from the joint venture that result from the purchase of assets by ING Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.
For interests in investment vehicles the existence of control is determined taking into account both ING’s financial interests for own risk and its role as investment manager.
USE OF ESTIMATES
The preparation of the consolidated financial statements necessitates the use of estimates and assumptions. These estimates and assumptions affect the reported amounts of the assets and liabilities and the amounts of the contingent liabilities as at balance sheet date as well as reported income and expenses for the year. The actual outcome may differ from these estimates.
SEGMENTAL REPORTING
A business segment is a distinguishable component of ING Group engaged in providing products or services that is subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments. The geographical analyses are based on the location of the office from which the transactions are originated. The business lines of the Group are the primary segment reporting format, the geographical segments the secondary.
ANALYSIS OF INSURANCE BUSINESS
Where amounts in respect of insurance business are analysed into “life” and “non-life”, health and disability insurance business is included in “non-life”.
FOREIGN CURRENCY TRANSLATION
FUNCTIONAL AND PRESENTATION CURRENCY Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Euro, which is the Company’s functional and presentation currency.
TRANSACTIONS AND BALANCES Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as part of qualifying cash flow hedges and qualifying net investment hedges.
Translation differences on non-monetary items, measured at fair value through profit or loss are reported as part of the fair value gain or loss. Non-monetary items are retranslated at the date fair value is determined. Translation differences on non-monetary items measured at fair value through the revaluation reserve are included in the revaluation reserve in equity.
GROUP COMPANIES The results and financial position of all the group companies that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•	assets and liabilities for each balance sheet are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised as a separate component of equity.
On consolidation, exchange differences arising from the translation of a monetary item that forms part of the net investment in a foreign operation, and of borrowings and other instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
The fair value of financial instruments traded in active markets (such as publicly traded derivatives and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the relevant quoted market price for financial liabilities is the current ask price.
The fair value of financial instruments that are not traded in an active market (for example over-the-counter derivatives) is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.
DERIVATIVES AND HEDGE ACCOUNTING
Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and valuation techniques, including discounted cash flow models and options pricing models, as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.
The method of recognising the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as either (1) hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge); (2) hedges of highly probable future cash flows attributable to a recognised asset or liability or a forecasted transaction (cash flow hedge) or (3) hedges of a net investment of a foreign operation. Hedge accounting is used for derivatives designated in this way provided certain criteria are met.
The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items including the method for assessing the hedging instruments effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk.
Certain derivatives embedded in other contracts are measured as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract, the host contract is not carried at fair value through profit or loss and if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.
FAIR VALUE HEDGE Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in the income statement, together with fair value adjustments to the hedged item attributable to the hedged risk. If the hedge relationship no longer meets the criteria for hedge accounting, the cumulative adjustment of the hedged item is, in the case of interest bearing instruments, amortised in the income statement over the remaining term of the original hedge. For non-interest bearing instruments, the cumulative adjustment of the hedged item is recognised in the income statement when the hedged instrument is derecognised.
CASH FLOW HEDGE The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.
NET INVESTMENT HEDGE Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.
NON-TRADING DERIVATIVES THAT DO NOT QUALIFY FOR HEDGE ACCOUNTING Certain non-trading derivative instruments that are used by the Group as part of its risk management strategies do not qualify for hedge accounting under the Group’s accounting policies. Changes in the fair value of non-trading derivatives that do not qualify for hedge accounting are recognised immediately in the income statement. See also Financial assets at fair value through profit or loss.
FINANCIAL ASSETS
RECOGNITION OF FINANCIAL ASSETS All purchases and sales of financial assets classified as held-to-maturity, available-for-sale and trading that require delivery within the time frame established by regulation or market convention (‘regular way’ purchases and sales) are recognised at trade date, which is the date that the Group commits to purchase or sell the asset. Loans and deposits are recognised at settlement date.
DERECOGNITION OF FINANCIAL ASSETS Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or where the Group has transferred substantially all risks and rewards of ownership. If the Group neither transfers nor retains substantially all the risks and rewards of ownership of a financial asset, it derecognises the financial asset if it no longer has control over the asset. In transfers where control over the asset is retained, the Group continues to recognise the asset to the extent of its continuing involvement. The extent of continuing involvement is determined by the extent to which the Group is exposed to changes in the value of the asset.
LOANS AND ADVANCES TO CUSTOMERS Loans and advances to customers are carried at amortised cost using the effective interest rate method less any impairment losses.
INVESTMENT SECURITIES Investment securities (including loans quoted in active markets) are classified either as held-to-maturity or available-for-sale assets. Investment securities and loans quoted in active markets with fixed maturity where management has both the intent and the ability to hold to maturity are classified as held-to-maturity. Investment securities and actively traded loans intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices are classified as available-for-sale.
AVAILABLE-FOR-SALE FINANCIAL ASSETS All available-for-sale financial assets are initially recognised at cost. For available-for-sale debt securities, the difference between cost and redemption value is amortised using the effective yield method. Subsequently, available-for-sale financial assets are measured at fair value. Unrealised gains and losses arising from changes in the fair value are recognised in equity. When the securities are disposed of, the related accumulated fair value adjustments are included in the income statement as gains and losses from investment securities. For impairments on available-for-sale financial assets reference is made to the impairment section.
HELD-TO-MATURITY INVESTMENTS Investments for which the Group has the positive intention to hold to maturity and which are designated as held-to-maturity assets are carried at amortised cost using the effective yield method, less any provision for impairment.
FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS Financial assets at fair value through profit or loss comprise three sub-categories: financial assets held for trading, investments for the risk of policyholders and other financial assets designated at fair value through profit or loss by management. A financial asset is classified as at fair value through profit or loss if acquired principally for the purpose of selling in the short term or if so designated by management. Investments for the risk of policyholders are investments against insurance liabilities for which all changes in fair value of invested assets are offset by similar changes in insurance liabilities. See also Non-trading derivatives that do not qualify for hedge accounting.

REALISED GAINS AND LOSSES ON INVESTMENTS Realised gains and losses on investments are determined as the difference between the sale proceeds and (amortised) cost. Cost is determined systematically (weighted average or specific identification) on a consistent basis per portfolio.
OFFSETTING OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES
Financial assets and financial liabilities are offset and the net amount reported in the balance sheet when the Group has a legally enforceable right to set off the recognised amounts and intends to either settle on a net basis or to realise the asset and settle the liability simultaneously.
REPURCHASE TRANSACTIONS AND REVERSE REPURCHASE TRANSACTIONS
Securities sold subject to repurchase agreements (‘repos’) are reclassified in the consolidated financial statements as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral; the counterparty liability is included in amounts due to other banks, other borrowed funds or customer deposits due to customers, as appropriate.
Securities purchased under agreements to resell (‘reverse repos’) are recorded as loans and advances to other banks or customers, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the consolidated financial statements.
Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income. The obligation to return is recorded at fair value as a trading liability.
IMPAIRMENT OF FINANCIAL ASSETS
ASSETS CARRIED AT AMORTISED COST The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.
The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.
If there is objective evidence that an impairment loss on assets carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. If the asset has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.
For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit risk characteristics (i.e., on the basis of the Group’s credit risk rating process that considers asset type, industry, geographical location, collateral type, past-due status and other relevant factors). Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.
Future cash flows in a portfolio of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the portfolio and historical loss experience for assets with credit risk characteristics similar to those in the portfolio. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.
When a loan is uncollectible, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined.

Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the income statement.
If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.
ASSETS CARRIED AT FAIR VALUE The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed through the income statement.
INVESTMENTS IN ASSOCIATES
Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are initially recognised at cost and subsequently accounted for by the equity method of accounting.

The Group’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition. The Group’s share of its associates’ post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.
Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.
For interests in investment vehicles the existence of significant influence is determined taking into account both ING’s financial interests for own risk and its role as investment manager.
INVESTMENT PROPERTY
Investment property is stated at fair value as at the balance sheet date. Changes in the carrying amount resulting from revaluations are recorded in the income statement. On disposal the difference between the sale proceeds and book value is recognised in the income statement.
Fair value of investment property is based on regular appraisals.
PROPERTY AND EQUIPMENT
PROPERTY IN OWN USE Land and buildings held for own use are stated at fair value as at balance sheet date. Increases in the carrying amount arising on revaluation of land and buildings held for own use are credited to the revaluation reserves in shareholders’ equity. Decreases that offset previous increases of the same asset are charged against revaluation reserves directly in equity; all other decreases are charged to the income statement. Depreciation is recognised based on the fair value and the estimated useful life (in general 20-50 years). On disposal the related revaluation reserve is released to retained earnings.
The fair value of land and buildings is based on regular appraisals. Subsequent expenditure is included in the assets carrying amount when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.
Property in own use is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount of property is written down immediately to its recoverable amount if it’s carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and value in use.
PROPERTY UNDER CONSTRUCTION Land and buildings under construction (including investment property) are stated at the directly attributable purchase and construction costs incurred up to the balance sheet date plus borrowing costs incurred during construction and the Group’s own development and supervision expenses, where necessary less impairment losses.
PROPERTY UNDER DEVELOPMENT FOR THIRD PARTIES Property under development which is held with the intention to sell to third parties is valued using the percentage of completion method when appropriate and when not appropriate (i.e. when the outcome of a construction contract cannot be measured reliably) at direct construction cost incurred up to the balance sheet date, including borrowing costs incurred during construction and the Group’s own development and supervision expenses.
When the ‘percentage of completion method’ is applied, the stage of completion is measured by reference to the contract costs incurred up to the balance sheet date as a percentage of total estimated costs for each contract.
When the percentage of completion method’ is not applied, the difference between the net proceeds on disposal and cost of property under development, and any required provision for impairment is reflected in the income statement.
EQUIPMENT Equipment is stated at cost less accumulated depreciation and any impairment losses. The cost of the assets is depreciated on a straight-line basis over their estimated useful lives, which are generally as follows: for data processing equipment 2 to 5 years and 4 to 10 years for fixtures and fittings. Expenditures for maintenance and repairs are charged to the income statement as incurred. Expenditure incurred on major improvements is capitalised and depreciated.
ASSETS UNDER OPERATING LEASES Assets leased out under operating leases in which ING is the lessor are stated at cost less accumulated depreciation and any impairment losses. The cost of the assets is depreciated on a straight-line basis over the lease term. Reference is made to Leases.

DISPOSALS On disposal of property and equipment including assets under operating leases, the difference between the proceeds on disposal and net book value is recognised in the income statement.
BORROWING COSTS Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use.
LEASES
THE GROUP AS THE LESSEE The leases entered into by ING are primarily operating leases. The total payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.
When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.
THE GROUP AS THE LESSOR When assets are held subject to a finance lease, the present value of the lease payments is recognised as a receivable under Loans and advances to customers. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is recognised over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return. When assets are held subject to an operating lease, the assets are included under ‘Assets under operating leases’.
PURCHASE ACCOUNTING, GOODWILL AND OTHER INTANGIBLE ASSETS
GOODWILL ING Group’s acquisitions are accounted for under the purchase method of accounting, whereby the cost of the acquisitions is allocated to the fair value of the assets, liabilities and contingent liabilities acquired. Goodwill, being the difference between the cost of the acquisition (including assumed debt) and the Group’s interest in the fair value of the acquired assets, liabilities and contingent liabilities as at the date of acquisition, is capitalised as an intangible asset. The results of the operations of the acquired companies are included in the income statement from their respective dates of acquisition.
Goodwill is only capitalised on acquisitions after the date of implementing IFRS (1 January 2004). As permitted by IFRS transitional requirements, accounting for acquisitions before that date has not been restated; goodwill and internally generated intangibles on those acquisitions were charged directly to shareholders’ equity. Goodwill is allocated to cash-generating units for the purpose of impairment testing. This test is performed annually or more frequently if there are indicators of impairment. Under the impairment tests, the carrying value of the cash generating units (including goodwill) is compared to its recoverable amount which is the higher of its fair value less costs to sell and its value in use.
Adjustments to the fair value as of the date of acquisition of acquired assets and liabilities that are identified within one year after acquisition are recorded as an adjustment to goodwill; any subsequent adjustment is recognised as income or expense. However, recognition of deferred tax assets after the acquisition date is recorded as an adjustment to goodwill even after the first year. On disposal of group companies, the difference between the sale proceeds and book value (including goodwill) is included in the income statement.
COMPUTER SOFTWARE Computer software that has been purchased or generated internally for internal use is stated at cost less amortisation and any impairment losses. Amortisation is calculated on a straight-line basis over its useful life. This period will generally not exceed three years. Amortisation is included in other expenses.
VALUE OF BUSINESS ACQUIRED (VOBA) VOBA is an asset that represents the present value of estimated net cash flows embedded in the insurance contracts of an acquired company, which existed at the time the company was acquired. VOBA is amortised similar to amortisation of deferred acquisition costs as described in the section Deferred acquisition costs.
OTHER INTANGIBLE ASSETS Other intangible assets are capitalised and amortised over the expected economic life.
DEFERRED ACQUISITION COSTS
Deferred acquisition costs (DAC) are an asset and represent costs of acquiring insurance business that are deferred and amortised. The deferred costs, all of which vary with and are primarily related to the production of new and renewal business, consist principally of commissions, certain underwriting and contract issuance expenses, and certain agency expenses. DAC is amortised over the life of the underlying contracts.
For traditional life insurance contracts DAC is amortised over the premium payment period in proportion to the premium revenue recognition.
For flexible life insurance contracts DAC is amortised over the lives of the policies in relation to the emergence of estimated gross profits. Amortisation is adjusted retrospectively when estimates of current or future gross profits to be realised from a group of products are revised. The estimates and the assumptions are reassessed at the end of each reporting period. For DAC on flexible insurance contracts the approach is that in determining the estimate of future gross profits ING assumes the short-term and long-term separate account growth rate assumption to be the same. Higher/lower expected profits — e.g. reflecting stock market performance and a changed level of assets under management — may cause a lower/higher amortisation of DAC due to the catch-up of amortisation in old and future years. This process is known as DAC unlocking. The impact of the DAC unlocking is recorded in the profit and loss account of the period in which the unlocking occurs.
DAC is adjusted for the impact of unrealised results on allocated investments through equity.
TAXATION
Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which profits arise.
DEFERRED INCOME TAX Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.
Deferred tax assets are recognised where it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. The tax effects of income tax losses available for carry forward are recognised as an asset when it is probable that future taxable profits will be available against which these losses can be utilised.
Deferred tax related to fair value re-measurement of available-for-sale investments and cash flow hedges, which are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognised in the income statement together with the deferred gain or loss.
CASH AND CASH EQUIVALENTS
For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months’ maturity from the date of acquisition, including cash and non-restricted balances with central banks, treasury bills and other eligible bills, loans and advances to banks, amounts due from other banks and short-term government securities.
FINANACIAL LIABILITIES
Preference shares, which carry a mandatory coupon or are redeemable on a specific date or at the option of the shareholder, are classified as financial liabilities. The dividends on these preference shares are recognised in the income statement as interest expense using the effective interest method.
Borrowings are recognised initially at their issue proceeds (fair value of consideration received) net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds net of transaction costs and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.
If the Group purchases its own debt, it is removed from the balance sheet, and the difference between the carrying amount of the liability and the consideration paid is included in net income.
INSURANCE, REINSURANCE AND INVESTMENT CONTRACTS
INSURANCE CONTRACTS Insurance provisions represent estimates of future payouts that will be required in respect of life and non-life insurance claims, including expenses relating to such claims.
REINSURANCE CONTRACTS Reinsurance premiums, commissions and claim settlements, as well as the reinsurance element of technical provisions are accounted for in the same way as the original contracts for which the reinsurance was concluded.
PROVISION FOR LIFE POLICY LIABILITIES The Provision for life policy liabilities is calculated on the basis of a prudent prospective actuarial method, taking into account the conditions for current insurance contracts.
The as yet unamortised interest-rate rebates on periodic and single premium contracts are deducted from the Provision for life policy liabilities. Interest-rate rebates granted during the year are capitalised and amortised in conformity with the anticipated recovery pattern and are debited to the income statement.
Insurance provisions on traditional life policies are calculated using various assumptions, including assumptions on mortality, morbidity, expenses, investment returns and surrenders. Assumptions for insurance provisions on traditional life insurance contracts, including traditional whole life and term life insurance contracts, are based on best estimate assumptions including margins for adverse deviations. The assumptions are set initially at the policy issue date and remain constant throughout the life of the policy, except in case of loss recognition.

Insurance provisions for universal life, variable life and annuity contracts, unit linked contracts, etc. are generally set equal to the balance that accrues to the benefit of the policyholders. Certain variable annuity products contain minimum guarantees on the amounts payable upon death and/or maturity. The insurance provisions include the impact of these minimum guarantees, taking into account the difference between the potential minimum benefit payable and the total account balance, expected mortality and surrender.
PROVISION FOR UNEARNED PREMIUMS AND UNEXPIRED INSURANCE RISKS The provision is calculated in proportion to the unexpired periods of risk. For insurance policies covering a risk increasing during the term of the policy at premium rates independent of age, this risk is taken into account in determining the provision. Further provisions are made to cover claims under unexpired insurance contracts, which may exceed the unearned premiums and the premiums due in respect of these contracts.
CLAIMS PROVISION The Claims provision is calculated either on a case-by-case basis or by approximation on the basis of experience. Provisions have also been made for claims incurred but not reported and for future claims handling expenses. The adequacy of the Claims provision is evaluated each year using standard actuarial techniques.
Claims reserves on non-life insurance are determined on a case-by-case basis, based on the facts known at the time provisions are established, and are periodically adjusted to recognise the estimated ultimate cost of a claim. In addition, so-called “IBNR” reserves are set to recognise the estimated cost of losses that have occurred but which have not yet been notified.
DEFERRED PROFIT SHARING LIABILITY For insurance contracts with discretionary participation features a deferred profit sharing liability is recorded for the full amount of the unrealised revaluation on allocated investments. Furthermore, a deferred profit sharing liability is recorded for the share in realised results on allocated investments that is expected to be shared with policyholders. The deferred profit sharing liability is reduced with the actual allocation of profit sharing to individual policyholders.
INSURANCE PROVISIONS FOR POLICIES FOR WHICH THE POLICYHOLDERS BEAR THE INVESTMENT RISK The Insurance provisions for policies for which the Policyholders bear the investment risk are calculated on the same basis as the provision for life policy liabilities.
For insurance contracts for which policyholders bear the investment risk the insurance provisions are generally shown at the balance sheet value of the associated investments.
INVESTMENT CONTRACTS Insurance policies which do not bear significant insurance risk under the Group accounting policies are presented as Investment contracts. Provisions for liabilities under investment contracts are determined either at amortised cost, using the effective interest method (including certain initial acquisition expenses) or at fair value.
ADEQUACY TEST The adequacy of the Provision for life policy liabilities net of DAC and VOBA is evaluated each year by each business unit. The test considers current estimates of all contractual and related cash flows. If it is determined using a best estimate (50%) confidence level that a shortfall exists, it is immediately recorded in the profit and loss account.
OTHER LIABILITIES
EMPLOYEE BENEFITS — PENSION OBLIGATIONS Group companies operate various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Group has both defined benefit and defined contribution plans.
A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.
The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by internal and external actuaries using the projected unit credit method.
The defined benefit obligation is calculated using the expected rate of return on plan assets. Differences between this expected return and the actual return on these plan assets and actuarial changes are not recognised in the income statement, unless the accumulated differences and changes exceed 10% of the greater of the defined benefit obligation and the fair value of the plan assets. The excess is amortised and charged or credited to the income statement over employees remaining working lives. In accordance with IFRS transition provisions, the corridor was reset to nil at the date of transition to IFRS (1 January 2004).
The rates used for salary developments, interest discount factors and other adjustments reflect specific country conditions.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.
OTHER POST-RETIREMENT OBLIGATIONS Some Group companies provide post-retirement healthcare benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans.
OTHER PROVISIONS A provision involves a present obligation arising from past events, the settlement of which is expected to result in an outflow from the company of resources embodying economic benefits, whereas the timing or the amount is uncertain. Unless stated otherwise below, provisions are discounted using a pre-tax discount rate to reflect the time value of money.
INCOME RECOGNITION
PREMIUM INCOME Premiums from life insurance policies are recognised as revenue when due from the policyholder. For non-life insurance policies, premium income is recognised on a pro-rata basis over the term of the related policy coverage. Payments under investment contracts are not recognised as premium income.
NET INTEREST INCOME Interest income and expense are recognised in the income statement using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (for example, prepayment options) but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts. Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.
FEES AND COMMISSIONS Fees and commissions are generally recognised when the service has been provided. Loan commitment fees for loans that are likely to be drawn down are deferred (together with related direct costs) and recognised as an adjustment to the effective interest rate on the loan. Loan syndication fees are recognised as revenue when the syndication has been completed and the Group retained no part of the loan package for itself or retained a part at the same effective interest rate for the other participants. Commission and fees arising from negotiating, or participating in the negotiation of, a transaction for a third party — such as the arrangement of the acquisition of shares or other securities or the purchase or sale of businesses — are recognised on completion of the underlying transaction. Portfolio and other management advisory and service fees are recognised based on the applicable service contracts when the service has been provided. Asset management fees related to investment funds are recognised rateably over the period the service is provided. The same principle is applied for wealth management, financial planning and custody services that are continuously provided over an extended period of time.
LEASE INCOME The proceeds from leasing out assets under operating leases are recognised on a straight-line basis over the life of the lease agreement. Lease payments received in respect of finance leases when ING is the lessor are divided into an interest component (recognised as interest income) and a repayment component.
FIDUCIARY ACTIVITIES
The Group commonly acts as trustee and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. These assets and income arising thereon are excluded from these financial statements, as they are not assets of the Group.

5.4 SEGMENT REPORTING
TOTAL INCOME BY SEGMENT

	June 30,	June 30,
Amounts in millions of euros	2005	2004
Insurance Europe	8,245	8,365
Insurance Americas	13,320	14,022
Insurance Asia/Pacific	6,663	4,915
Wholesale Banking	3,244	3,102
Retail Banking	2,832	2,472
ING Direct	984	797
Other	(175)	225

Total income	35,113	33,898
PROFIT BEFORE TAX BY SEGMENT

	June 30,	June 30,
Amounts in millions of euros	2005	2004
Insurance Europe	1,005	861
Insurance Americas	939	565
Insurance Asia/Pacific	225	537
Wholesale Banking	1,552	1,094
Retail Banking	870	648
ING Direct	254	203
Other	(463)	(174)

Total profit before taxation	4,382	3,734
5.5 NET IMPACT OF DIVESTMENTS
IMPACT ON NET PROFIT

	June 30,	June 30,
Amounts in millions of euros	2005	2004
Net profit	3,492	2,629

Gains and losses on divestments:
Sale of Freeler	10
Over-allotment ING Canada IPO	19
Sale Life of Georgia	(39)
Sale Australia non-life		146
Sale of Baring Asset Management	269
Sale of ING Bank Slaski shares	92
Restructuring NMB-Heller	47
Sale Asian cash equity business		(54)

Subtotal gains/losses on divestments	398	92
Net profit from divested units	18	185

Net profit excluding divestments	3,076	2,352
5.6 RECONCILIATION FROM “IFRS AS ADOPTED BY THE EU” TO “IFRS AS PUBLISHED BY THE IASB”
As at June 30, 2004, December 31, 2004 and June 30, 2005, capital and reserves and net profit under “IFRS as published by the IASB” would not have been different from the amounts presented under “IFRS as adopted by the EU”.

6 ADDITIONAL INFORMATION IN ACCORDANCE WITH US GAAP
6.1 DIFFERENCES BETWEEN IFRS AND US ACCOUNTING PRINCIPLES
NOTES TO DIFFERENCES BETWEEN IFRS AND US GAAP
As discussed in section “Changes in accounting principles”, ING Group adopted IFRS as of 2005. The 2004 comparatives have been restated to comply with IFRS. However, as permitted by IFRS 1, ING Group has not restated the 2004 comparatives for the impact of IAS 32, IAS 39 and IFRS 4. Accordingly, comparative information with respect to financial instruments and insurance contracts is prepared under ING Group’s previous accounting policies. As a result, in the table below, the 2005 columns reconcile IFRS (including IAS 32, IAS 39 and IFRS 4) to US GAAP. The 2004 columns reconcile IFRS excluding IAS 32, IAS 39 and IFRS 4 to US GAAP. The application of IAS 32, IAS 39 and IFRS 4 as of January 1, 2005 results in certain cases in different reconciling items between IFRS and US GAAP. Where applicable, the notes to differences between IFRS and US GAAP discussed below refer separately to IFRS 2005 and 2004.
An explanation of differences between IFRS (applied in 2005) and IFRS excluding IAS 32, IAS 39 and IFRS 4 (applied in 2004) is provided in section “Changes in accounting principles” under “Differences from implementing IAS 32/39 and IFRS 4 as of January 1, 2005”.
GOODWILL (2005 AND 2004)
Under IFRS, goodwill is capitalized on acquisitions after January 1, 2004; goodwill on acquisitions prior to January 1, 2004 was charged directly to equity. Under US GAAP, goodwill is recognized on all acquisitions. The amount of transition difference changes due to foreign currency translation effect.
The timing of the recognition of goodwill may be different under IFRS and US GAAP since IFRS requires that contingent consideration be recorded at the date of acquisition, with subsequent adjustments to contingent consideration reflected in goodwill. Under US GAAP, contingent consideration is only recorded when the contingency is resolved and the consideration is issued or becomes issuable.
This item includes intangible assets and related amortization related to acquisitions before January 1, 2004, which under IFRS were charged directly to equity as part of goodwill.
REAL ESTATE (2005 AND 2004)
INVESTMENT PROPERTY Under IFRS, investment property is measured at fair value, with changes in fair value recognized in the profit and loss account. No depreciation is recorded. Under US GAAP, investment property is measured at cost less depreciation and impairment. Depreciation is charged to the profit and loss account. Realized results on disposal are reported in the profit and loss account.
PROPERTY IN OWN USE Under IFRS, property in own use is measured at fair value with changes in fair value recognized in equity. Negative revaluation reserves on a property-by-property basis are charged to the profit and loss account. Subsequent recoveries are recognized as income up to the original cost. Depreciation over the fair value is charged to the profit and loss account. Realized results on disposal are reported directly in equity. Under US GAAP, property in own use is measured at cost less depreciation and impairment. Depreciation over the cost basis is charged to the profit and loss account. Realized results on disposal are reported in the profit and loss account. Impairments are an adjustment to the cost basis and are not reversed on subsequent recovery.
SALE AND LEASEBACK Under IFRS the gains and losses arising from a sale and operating leaseback transaction are recognized immediately, provided the transaction has been concluded at fair value. Under US GAAP, gains on a sale and operating leaseback transaction are generally amortized over the future period of the lease.
DEBT SECURITIES (2005)
HELD TO MATURITY INVESTMENTS Under IFRS, assets designated as held-to-maturity at the date of implementing IFRS (January 1, 2005) were recorded at the amortized cost value as at that date. Under US GAAP, these assets were transferred to held-to-maturity from available-for-sale at the January 1, 2005 fair value. The difference between fair value and amortized cost at January 1, 2005 is amortized over the remaining life. For assets designated as held-to-maturity after January 1, 2005 there is no difference between IFRS and US GAAP.
EFFECTIVE INTEREST ON PREPAYMENT SENSITIVE ASSETS Under IFRS, in applying the effective yield method to determine amortized cost of prepayment sensitive assets, the original effective yield is maintained and any recognized adjustment, based on changes in future cash flow estimates, is made to the carrying amount of the asset (cumulative catch-up method). Under US GAAP, for beneficial interests in recognized assets that are not of high credit quality a prospective method is used which requires changing the yield to the new yield based on actual cash flows to date and the latest expected cash flow profile of the assets. For other prepayment sensitive assets a new yield and retrospective adjustment is required
FOREIGN CURRENCY TRANSLATION Under IFRS, foreign currency translation results on translating the amortized cost of available-for-sale debt securities is included in the profit and loss account. The difference between fair value and amortized cost as translated into the functional currency is included in the revaluation reserve in equity. Under US GAAP all foreign currency translation results on available-for-sale debt securities are recognized in shareholders’ equity as part of the fair value adjustment (revaluation reserve).
REVERSALS OF IMPAIRMENTS Under IFRS, prior impairments on debt securities may be reversed if there is an increase in fair value that can be objectively related to a new event. Under US GAAP, impairments on debt securities are not reversed.
DEBT SECURITIES (2004)
VALUATION OF FIXED-INTEREST SECURITIES Under IFRS excluding IAS 39 (2004), investments in fixed-interest securities are carried at redemption value. Differences between redemption value and cost are amortized to the profit and loss account over the remaining term of the investments concerned. Under US GAAP, securities which are available for sale are stated at fair value. Unrealized movements in the fair value are recognized in Shareholders’ equity. Realized results on disposal are recognized immediately in the profit and loss account.
REALIZED GAINS/LOSSES ON DISPOSAL OF INVESTMENTS IN FIXED-INTEREST SECURITIES Under IFRS excluding IAS 39 (2004), the result on disposal of investments in fixed-interest securities, i.e. the difference between the proceeds from sale and the book value, is treated as a yield difference. These yield differences are taken to the profit and loss account over the remaining term of the investment portfolio. Under US GAAP, the result on disposal is immediately recognized in the profit and loss account.
VALUATION OF EQUITY SECURITIES (2004)
Under IFRS excluding IAS 39 (2004) and US GAAP, unrealized losses on equity securities are recorded in the revaluation reserve, unless the securities are considered to be impaired. Impairments are charged to the profit and loss account. The determination of impairments involves various assumptions and factors, including the period of time and the extent to which the unrealized loss has existed and general market conditions, but is primarily based on the financial condition of the issuer in the long-term; ING has the intention and ability to maintain a long-term investment strategy. Under US GAAP, unrealized losses that are considered “other than temporary” are charged to the profit and loss account. The determination of “other than temporary” is primarily based on the duration and extent to which the market value has been below cost price.
DERIVATIVES AND HEDGE ACCOUNTING (2005)
Under IFRS, hedge accounting is applied where possible. Accordingly, under IFRS gains and losses on derivatives are deferred in equity when hedging relationships are designated as cash flow hedges. Adjustments are made to hedged items when hedging relationships are designated as fair value hedges. Under US GAAP, the company has opted to not apply hedge accounting except for certain items specifically designated as hedges under US GAAP (including certain hedges of net investments in foreign operations). Accordingly, under US GAAP all derivatives other than those designated as hedges of net investments in foreign operation are marked-to-market through the income statement and no adjustments to hedged items are recognized.
DERIVATIVES AND HEDGE ACCOUNTING (2004)
Under IFRS excluding IAS 39 (2004), derivative financial instruments, primarily interest rate swap contracts, used to manage interest rate risk are accounted for as off-balance sheet transactions. The related interest income and expense is accounted for on a basis in conformity with the hedged position, primarily on an accrual basis. Transactions qualify as hedges if these transactions are identified as such and there is a negative correlation between the hedging results and the results of the position being hedged. Under US GAAP, derivatives are carried at fair value with changes in fair value recorded in income unless specified criteria are met to obtain hedge accounting treatment. Under US GAAP, the company has opted to not apply hedge accounting except for certain items specifically designated as hedge under US GAAP (including certain hedges of net investments in foreign operations). Accordingly, under US GAAP all derivatives other than those designated as hedges of net investments in foreign operation are marked-to-market through the income statement and no adjustments to hedged items are recognized.
FAIR VALUE OPTION (2005)
Under IFRS, certain financial instruments are designated as “at fair value through profit and loss”. For US GAAP, these financial instruments are reported as either available-for-sale instruments with movements in fair value recognized in Shareholders’ equity or as loans and receivables which are carried at amortized cost.

DEFERRED ACQUISITION COSTS (2005 AND 2004)
Under IFRS, acquisition costs of certain life insurance business involving the receipt of regular premiums are recognized and amortized to the profit and loss account in proportion to future premiums. Under US GAAP, deferred acquisition costs of traditional insurance contracts are likewise amortized in proportion to future premiums. For universal-life type contracts, investment contracts and for participating individual life insurance contracts, deferred acquisition costs are amortized at a constant rate based on the present value of the estimated gross profit margins expected to be realized over the life of the book of contracts. Changes in estimated gross profits result in a retroactive adjustment recorded in the period the estimate of future gross profits change. Both under IFRS and US GAAP deferred acquisition costs related to universal-life type contracts, investment contracts and participating individual life insurance contracts are adjusted (through equity) to reflect changes that would have been necessary if unrealized investment gains and losses related to available-for-sale securities had been realized. However, the amounts may be different due to differences in underlying accounting principles.
PROVISION FOR INSURANCE LIABILITIES (2005 AND 2004)
PROVISION FOR LIFE POLICYHOLDERS Both under IFRS and US GAAP, the provision for life policy liabilities is calculated on the basis of a prudent prospective actuarial method, having regard to the conditions of current insurance contracts. The difference between IFRS and US GAAP primarily concerns the treatment of initial expenses and the assumptions which are made in calculating the provisions with regard to the yield on the investments. Furthermore, certain reserve strengthening provisions recorded under IFRS are not permitted under US GAAP.
DEFERRED PROFIT SHARING (2005) Under IFRS, a deferred policyholder profit sharing liability is established for the realized and unrealized investment results allocated to insurance contracts with discretionary participation or with a legal/constructive obligation to share investment results with policyholders. Under US GAAP, such deferred liability is only recognized for legal obligations.
INVESTMENT CONTRACTS (2005) Under IFRS, certain contracts that do not contain significant insurance risk are measured and presented as financial instruments and not as insurance contracts. Under US GAAP, these contracts are measured and presented as insurance contracts.
EMPLOYEE BENEFITS (2005 AND 2004)
UNRECOGNIZED ACTUARIAL GAINS AND LOSSES Under IFRS, all previously unrecognized actuarial gains and losses were charged to equity at January 1, 2004. Under US GAAP, no reset of actuarial gains and losses was applied at January 1, 2004.
ACCUMULATED BENEFIT OBLIGATION IN EXCESS OF THE FAIR VALUE OF THE PLAN ASSETS Under US GAAP, an additional liability is recognized immediately in a situation where the accumulated benefit obligation exceeds the fair value of the plan assets and that exceeds the amount of the recorded unfunded accrued pension cost. The accumulated benefit obligation differs from the projected benefit obligation in that it does not take into account future salary increases. Under IFRS, such additional liability is not recognized.
EQUITY INSTRUMENTS (2005)
Under IFRS, instruments with the legal form of equity but with fixed or determinable repayments or dividends are classified as ‘liabilities’. Under US GAAP, these instruments are classified as ‘equity’.
PROVISION FOR RESTRUCTURING (2005 AND 2004)
Under IFRS, certain restructuring costs relating to employee terminations are recognized when a restructuring plan has been announced. Under US GAAP, liabilities related to termination benefits are recognized when incurred. Employee termination costs are generally considered to be incurred when certain criteria have been met and the plan has been communicated to employees (communication date). Liabilities are recognized on the communication date unless further service (beyond a minimum retention period) is required from the employee in which case costs are recognized as benefits are earned.
ASSOCIATES AND OTHER EQUITY INVESTMENTS (2005)
Differences arise between US GAAP and IFRS for associates for which equity accounting is applied due to underlying differences between IFRS and US GAAP in the associates’ equity and profit and loss. These mainly relate to underlying differences in the accounting treatment for real estate.

ASSOCIATES AND OTHER EQUITY INVESTMENTS (2004)
Differences arise between US GAAP and IFRS for associates for which equity accounting is applied due to underlying differences between IFRS and US GAAP in the associates’ equity and profit and loss. These mainly relate to underlying differences in the accounting treatment for real estate.
Under IFRS excluding IAS 39 (2004), equity participations are carried at either the lower of cost or market value or at net asset value. Dividends received and realized gains and losses on the sale of these shareholdings are charged to the profit and loss account. Under US GAAP, these shareholdings are accounted for at either fair value with changes in fair value recorded in shareholders’ equity, or, in cases where significant influence can be exercised by the shareholders, by the equity method.
The criteria for the recognition of gains and losses on the sale of certain equity investments are more stringent under US GAAP. As a result, profit on sale is not always recognized in the same accounting period.
LOAN LOSS PROVISIONING (2005)
Under IFRS loan loss provisions are determined under a revised methodology based on a narrow interpretation of an incurred loss model. The application of the IFRS methodology has reduced the amount of the unallocated provision for loan losses that ING Group provided in prior years to adequately capture various subjective and judgmental aspects of credit risk assessment which were not considered on an individual basis.
OTHER (2005 AND 2004)
Other includes the effect of certain other differences between IFRS and US GAAP, which both individually and in aggregate have no significant effect on shareholders’ equity and net profit for the period.
6.2 RECONCILIATION OF CAPITAL AND RESERVES AND NET PROFIT ON THE BASIS OF US GAAP

Amounts in millions of euros	Capital and reserves		Net profit
	June 30,	December 31,	Six months ended		Six months ended
	2005	2004	June 30,		June 30,
			2005		2004

Amounts in accordance with IFRS	35,310	24,065	3,492		2,629

Adjustments in respect of:
Goodwill	3,938	4,046	(343)		(11)
Real estate	(1,891)	(2,521)	(47)		149
Debt securities	422	11,656	(49)		2
Valuation of equity securities					146
Derivatives and hedge accounting	1,174	(101)	907		(334)
Fair value option	(2)		(74)
Deferred acquisition costs	19	(418)	(24)		(21)
Provision for insurance liabilities	590	(431)	(35)		78
Deferred profit sharing	3,058		(13)
Employee benefits	1,793	2,041	(53)		(37)
Equity instruments	296		7
Provision for restructuring	29	60	(31)
Associates and other equity investments	(792)	(138)	(126)		32
Loan loss provisioning			609
Other		44	(26)		(13)

Subtotal	8,634	14,238	702		(9)
Tax effect of the adjustments	1,554	3,541	362		(39)
Third-party interests in adjustments (after tax)	133	332	21		26

Total adjustments after tax	7,213	11,029	361		56

Amounts in accordance with US GAAP (excluding effects of changes in accounting principles)	42,523	35,094	3,853		2,685
Cumulative effect of changes in accounting principles			(47	)(1)	(45	)(2)

Amounts in accordance with US GAAP	42,523	35,094	3,806		2,640

(1)	The cumulative effect of changes in accounting principles in the six months period ended June 30, 2005 is EUR (47) million (after tax). The cumulative adjustment is the effect from the change in the method of accounting for real estate in the course of construction from the completed contract method to the percentage of completion method to align with ING’s accounting policy under IFRS.

(2)	The cumulative effect of changes in accounting principles in the six months period ended June 30, 2004 is EUR (45) million (after tax) relating to the adoption of SOP 03-01, “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts”.
As discussed in section “Changes in accounting principles”, ING Group adopted IFRS as of 2005. The 2004 comparatives have been restated to comply with IFRS. However, as permitted by IFRS 1, ING Group has not restated the 2004 comparatives for the impact of IAS 32, IAS 39 and IFRS 4. Accordingly, comparative information with respect to financial instruments and insurance contracts is prepared under ING Group’s previous accounting policies. As a result, in the table above the 2005 columns reconcile IFRS (including IAS 32, IAS 39 and IFRS 4) to US GAAP. The 2004 columns reconcile IFRS excluding IAS 32, IAS 39 and IFRS 4 to US GAAP. The application of IAS 32, IAS 39 and IFRS 4 as of January 1, 2005 results in certain cases in different reconciling items between IFRS and US GAAP. Where applicable, the notes to differences between IFRS and US GAAP discussed in section “Notes to differences between IFRS and US GAAP”, refer separately to IFRS 2005 and 2004.
An explanation of differences between IFRS (applied in 2005) and IFRS excluding IAS 32, IAS 39 and IFRS 4 (applied in 2004) is provided in section “Changes in accounting principles” under “Differences from implementing IAS 32/39 and IFRS 4 as of January 1, 2005”.

6.3 NET PROFIT PER SHARE

amounts in millions of euros, except for amounts per share		Six months
	Six months ended	ended June 30,
	June 30, 2005	2004

Net profit determined in accordance with IFRS	3,492	2,629
Reconciling adjustments to net profit US GAAP	361	56

Net profit determined in accordance with US GAAP (excluding effects of changes in accounting principles)	3,853	2,685
Net profit determined in accordance with US GAAP (including effects of changes in accounting principles) (1)	3,806	2,640

Net profit per ordinary share and ordinary share equivalent:
IFRS	1.61	1.26
US GAAP (excluding effects of changes in accounting principles)	1.77	1.28
US GAAP (including effects of changes in accounting principles) (1)	1.75	1.26

(1)	The effect of changes in accounting principles is EUR (47) million for six months ended June 30, 2005 and EUR (45) million for six months ended June 30, 2004, as explained in section “Reconciliation of capital and reserves and net profit on the basis of US GAAP”.
6.4 CONDENSED CONSOLIDATED BALANCE SHEET IN ACCORDANCE WITH US GAAP

Amounts in millions of euros
	June 30,	December 31,
	2005	2004

Assets
Cash and balances with central banks	11,414	8,807
Amounts due from banks	56,828	57,637
Trading account assets	128,972	73,929
Separate accounts	90,250	77,663
Total investments	315,762	333,252
Loans and advances to customers	435,548	315,429
Reinsurance contracts	7,833	6,851
Goodwill	4,162	4,191
Deferred policy acquisition costs	11,443	10,009
Property and equipment	6,837	2,714
Participating interests	2,127	2,216
Other assets/ receivables	37,475	25,484

Total assets	1,108,651	918,182

Liabilities
Short-term borrowings and current maturities of long term debt	47,874	50,060
Long-term borrowings, excluding current maturities	62,809	61,327
Deposits	445,664	365,161
Future policy benefits, claims reserves, other policyholder funds and unearned premiums	243,977	217,552
Banks	127,613	113,173
Trading account liabilities	93,656	26,007
Other liabilities	41,441	45,497
Total liabilities	1,063,034	878,777

Capital and reserves	42,523	35,094
Third-party interests	3,094	4,311

Total liabilities, minority interests and shareholders’ equity	1,108,651	918,182

6.5 CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT IN ACCORDANCE WITH US GAAP

Amounts in millions of euros
	Six months ended	Six months ended	The year ended
	June 30,	June 30,	December 31,
	2005	2004	2004

Revenues	24,945	24,597	49,756
Expenses	19,861	20,784	40,912

Profit before income taxes	5,084	3,813	8,844
Income taxes	1,127	1,011	1,910

Profit after income taxes	3,957	2,802	6,934
Third-party interests	104	117	246

Net profit (excluding effect of changes in accounting principles)	3,853	2,685	6,688
Cumulative effect of changes in accounting principles	(47)	(45)	(91)

Net profit (including effect of changes in accounting principles)	3,806	2,640	6,597
6.6 IMPACT OF NEW ACCOUNTING STANDARDS
STOCK-BASED COMPENSATION
In December 2004, the Financial Accounting Standards Board revised FAS No.123, “Share-Based Payments” (“FAS 123R”). FAS 123R requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments, such as stock options granted to employees. FAS 123R will be effective for the first reporting period beginning after June 15, 2005. However, ING Group has elected to early adopt FAS 123R to contribute to the alignment of US GAAP and IFRS. ING Group has adopted FAS 123R prospectively as of January 1, 2005 without electing to restate results of prior periods. Under the modified prospective method, ING Group is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. The accounting for share based payments under IFRS and US GAAP will be substantially aligned with the transition difference running off at the point all awards issued during 2004 have vested. Adoption of FAS 123R did not have a material impact on ING Group’s reconciliation of IFRS shareholders equity and net profit to US GAAP for the six month period ended June 30, 2005 since the adoption of FAS 123R has contributed to the alignment of IFRS and US GAAP.
On March 29, 2005, the Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin (“SAB”) No. 107, which provides guidance on the interaction between FAS 123R and certain SEC rules and regulations. SAB No. 107 provides guidance that may enhance the information that investors receive and requires, amongst other, certain disclosures subsequent to the adoption of FAS 123R or when share-based payment transactions are material.
ACCOUNTING CHANGES AND ERROR CORRECTIONS
In May 2005, the Financial Accounting Standards Board (FASB) issued statement of Financial Accounting Standards (SFAS) No. 154, “Accounting Changes and Error Corrections” (FAS 154). This statement is a result of a broader effort by the FASB to converge standards with the International Accounting Standards Board. FAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. FAS 154 must be adopted by January 1, 2006. ING Group does not expect that adoption of FAS 154 will have a material impact on ING Group’s reconciliation of IFRS shareholders equity and net profit to US GAAP since the adoption of FAS 154 will contribute to the alignment of International Financial Reporting Standards and US GAAP.
EITF 04-05
In June 2005, the Issues Task Force (“EITF”) reached a final consensus on EITF 04-05, “Investor’s Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights”. EITF 04-05 provides guidance on determining when a general partner should or should not consolidate a limited partnership in light of certain rights held by the limited partners. EITF 04-05 is effective after June 29, 2005 for all new limited partnership agreements and for pre-existing limited partnership agreements that are modified and must be adopted by January 1, 2006 for all other limited partnership agreements. EITF 04-05 is not expected to have a material impact on ING Group’s reconciliation of IFRS shareholders equity and net profit to US GAAP, or ING Group’s condensed consolidated balance sheet and profit and loss account on a US GAAP basis.
EITF 03-1
In March 2004, the Emerging Issues Task Force (“EITF”) reached a final consensus on EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which establishes an impairment model for determining when certain debt and equity securities are considered impaired and whether that impairment is other-than-temporary. In September 2004, the Financial Accounting Standards Board issued FASB Staff Position (“FSP”) EITF 03-1-1 delaying the effective date of the accounting guidance of EITF 03-01 relating to the recognition of investment impairment pending the development of additional guidance.
On June 29, 2005, the Financial Accounting Standards Board decided not to provide additional guidance but issue FSP 115-1 that will nullify the accounting guidance on determination of whether an investment is other-than-temporarily impaired as set forth in paragraphs 10-18 of EITF 03-1.

Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including developing markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H. van Barneveld
General Manager Corporate Control & Finance

By:	/s/ C. Blokbergen

C.Blokbergen
Corporate Legal, Compliance & Security Department
Head Legal Department
Dated: November 30, 2005